AMERICAS SILVER CORPORATION PROVIDES THIRD QUARTER PRODUCTION
RESULTS AND SAN RAFAEL PROJECT UPDATE

TORONTO, ONTARIO—October 24, 2016—Americas Silver Corporation (TSX:USA) (OTCQX:USAPF) (“Americas Silver” or “the Company”) today announced consolidated production and operating cost results for the third quarter of 2016 and individually for its Cosalá Operations and Galena Complex. All figures are in U.S. dollars unless otherwise indicated.

Highlights

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Consolidated production for the quarter was approximately 600,000 silver ounces and 1.2 million silver equivalent[1] ounces, representing increases of 7% and 12%, respectively, when compared to Q2, 2016. Cash costs[2] for the quarter were approximately $10.00 per silver ounce, a reduction of 17% year-over-year, while all-in sustaining costs[2] were approximately $12.86 per silver ounce, down 22% when compared to the same quarter last year.

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Galena Complex quarterly production was approximately 355,000 silver ounces, an increase of 13% over Q2, 2016; and silver equivalent production increased 15% to approximately 746,000 ounces compared to the same period. Cash costs decreased 20% to approximately $10.10 per silver ounce year-over-year and all-in sustaining costs decreased 21% to approximately $13.63 per silver ounce compared to the same period last year.

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Cosalá Operations quarterly production was approximately 245,000 silver ounces, which is largely comparable to Q2, 2016; and silver equivalent production increased 8% to 450,000 ounces compared to the same period. Cash costs decreased 11% to approximately $9.84 per silver ounce year-over-year, and all-in sustaining costs decreased 24% to approximately $11.72 per silver ounce compared to the same period last year.

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Subsequent to the Board of Directors’ approval in September, 2016, the Company commenced construction of the San Rafael Project (the “Project”) in Sinaloa, Mexico. Earthworks are completed, long-lead items have been ordered, refurbishment of existing equipment has begun, and the initial portal and ramp access development for the portal has been started with completion of the first portal blast on October 1, 2016. Please see the Company’s website for photos of the Project’s progression.

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On October 19, 2016, the CEO and other senior management, accompanied by delegations from federal, state, and local governments, and Ejido representatives, marked the official construction commencement of the San Rafael Project during a ribbon cutting ceremony.

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The Company’s cash balance at September 30, 2016 was $26.6 million. During the third quarter, the Company made principal repayments of approximately $0.7 million towards outstanding debt facilities. Subsequent to the quarter-end, the Company made an additional principal repayment of approximately $1.3 million in early October for an adjusted cash balance of $25.3 million.

“Americas Silver had a strong operating quarter while continuing to execute on cost containment, positioning us favourably for growing operating cash flow going forward. Silver and silver equivalent production was driven by a strong operating quarter at the Galena Complex," said Darren Blasutti, President and CEO of Americas Silver. "The San Rafael Project in Mexico is progressing extremely well, projecting to be on schedule and under the capital budget. San Rafael will be a significant generator of operating cash flow going forward, fueling the Company’s earnings and cash flow growth in late 2017 and beyond.”

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1 Silver equivalent production for 2016 throughout this press release is based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead and $2.00 per pound copper. Silver equivalent production for 2015 throughout this press release is based on prices of $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead and $2.90 per pound copper.
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2015 year-end and quarter MD&A. The performance measures for the quarter ended September 30, 2016 are preliminary throughout this press release subject to refinement from the Company’s third quarter financial results to be released on or before November 15, 2016.

San Rafael Project Update
The Company continues to advance the San Rafael brownfield development project at its Cosalá Operations. The Project started construction following Board approval in early September. Earthworks are completed, long-lead items have been ordered, including loaders, jumbos, and the concentrate regrind mills, and the first blast for the portal took place on October 1, 2016. The initial 30 meters of ramp development was completed with the majority of work carried out by Company personnel. The Project is tracking well against the budgeted cost and development schedule and is fully permitted to commence production. The Company expects to begin stockpiling ore at the mill at the end of the Q2, 2017 with commercial production in Q3, 2017.

As previously disclosed, the Project is expected to deliver average annual production of 1.0 million ounces of silver, 50 million pounds of zinc and 20 million pounds of lead over a 6-year, initial mine life at negative AISC based on current reserves. The estimated pre-tax IRR is greater than 80% using recent silver, zinc and lead prices.3 The Project is a brownfield development that will utilize certain existing infrastructure at the Cosalá Operations and is expected to have an initial capital cost of approximately $20 million using recent exchange rates.

On-going optimization of the Project is expected to enhance the Project’s economics by further reducing initial capital expenditures and future operating costs by: deferring the mill expansion and maximizing the existing mill capacity; reconditioning existing mobile equipment from Nuestra Señora rather than purchasing new equipment; and applying productivity improvements to development which were not included in the prefeasibility study but have since been demonstrated at the Nuestra Señora mine. In addition, since publishing of the prefeasibility study in H1-2016, metal prices have increased significantly. Current prices may allow the Project to extend its mine life by lowering the cut-off grade and converting additional resources to economical ore.4 Future exploration activities, including those focussed on the nearby Zone 120, will benefit from improved underground drill access as San Rafael development progresses. The Company is currently prioritizing plans for the 2017 program.

Though the Company has necessary cash on hand to build the Project, in an effort to maintain flexibility and further optimize the Project, management is actively considering non-dilutive financing proposals for a portion of the development costs and has received strong interest from several potential financiers including concentrate off-takers and metals trading companies, in addition to other traditional and non-traditional funding sources. The Company expects to update the market on this process during the fourth quarter.

Consolidated Third Quarter Production Details
Consolidated silver production for the third quarter of 2016 was 596,855 ounces, which represents an increase of 7% compared to the second quarter of 2016. Silver equivalent production was approximately 1,195,775 ounces, up 12% compared to the second quarter of 2016. Consolidated cash costs improved by 17% to $10.00 per silver ounce compared with the third quarter of 2015, while all-in sustaining costs improved by 22% to $12.86 per silver ounce compared with the third quarter of 2015. In addition, lead production increased 22% year-over-year as the Galena Complex continued to successfully increase silver-lead ore production.

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3 The March 2016 Prefeasibility Study for the San Rafael Project adjusted for recent spot prices of $20.00 per ounce of silver, $1.01 per lbs. of zinc, $0.83 per lbs. of lead and 18.5:1 for the MXP:USD exchange rate.
4 Please see Company press release dated September 13, 2016 for a discussion of the Project prefeasibility study published April 30, 2016 and subsequent updates and optimization.

Year-to-date consolidated silver production was 1.8 million ounces, which represents a decrease of 11% compared to year-to-date Q3 2015. Year-to-date silver equivalent production was approximately 3.5 million ounces which represents a decrease of 3% compared to the previous year. The decrease in silver and silver equivalent production is a direct result of the ground movement at Nuestra Señora in the second quarter. Year-to-date cash costs are $10.33 per silver ounce, an improvement of 16% year-over-year, while all-in sustaining costs are down to $13.06, a 22% improvement year-over-year.

Guidance for 2016 was at 2.5 - 3.0 million ounces in silver production and 5.0 - 5.6 million ounces in silver equivalent production with projected cash costs of $9.00 - $10.00 per silver ounce and all-in sustaining costs of $11.75 - $12.75 per silver ounce. The Company expects to be closer to the lower end of its production guidance for silver and silver equivalent production, and at the higher end of its cash cost and all-in sustaining cost guidance as a result of the Nuestra Señora ground movement and the investments in exploration, development and capital spending at Galena that were not previously budgeted.

Table 1 Consolidated Production Highlights
	Q3 2016	Q2 2016	Change	Q3 2015	Change
Processed Ore (tonnes milled)	166,770	161,700	3%	167,882	-1%
Silver Production (ounces)	596,855	556,404	7%	682,715	-13%
Silver Equivalent Production (ounces)	1,195,775	1,063,587	12%	1,270,694	-6%
Grade (grams per tonne)	124	130	-4%	141	-12%
Cash Costs ($ per ounce silver)	$10.00	$11.33	-12%	$12.01	-17%
All-in Sustaining Costs ($ per ounce silver)	$12.86	$14.57	-12%	$16.47	-22%
Zinc (pounds)	2,183,814	2,081,046	5%	2,626,541	-17%
Lead (pounds)	7,991,507	6,677,247	20%	6,572,325	22%
Copper (pounds)	326,639	225,785	45%	546,666	-40%

Galena Complex Production Details
The Galena Complex produced 353,939 ounces of silver and 745,991 silver equivalent ounces during the third quarter of 2016 at cash costs of $10.10 per silver ounce and all-in sustaining costs of $13.63 per silver ounce. Silver production increased 13% compared to the second quarter of 2016, while silver equivalent production increased 15% for the same period as a result of a 16% increase in lead production. Cash costs improved 22% compared to second quarter of 2016 and all-in sustaining costs also improved 19% for the same period.

The Galena Complex had a solid quarter with performance meeting expectations and the Company expects the mine to provide consistent, predictable performance for the remainder of 2016, similar to that experienced in Q3, 2016. As a result of decisions and actions taken more than a year ago, producing areas were well balanced across several levels of the mine. Given the recently improved economic outlook for the asset, and continued drilling and capital development, further areas for improvement have been identified including near-term development opportunities on both the 3200 and 4900 levels of the mine. These projects promise to add further operational flexibility and consistency in the future.

Table 2 Galena Complex Highlights
	Q3 2016	Q2 2016	Change	Q3 2015	Change
Processed Ore (tonnes milled)	44,895	41,353	9%	40,969	10%
Silver Production (ounces)	353,939	311,856	13%	407,796	-13%
Silver Equivalent Production (ounces)	745,991	648,544	15%	694,552	7%
Grade (grams per tonne)	258	251	3%	327	-21%
Cash Costs ($ per ounce silver)	$10.10	$12.98	-22%	$12.66	-20%
All-in Sustaining Costs ($ per ounce silver)	$13.63	$16.76	-19%	$17.16	-21%
Lead (pounds)	7,105,947	6,102,472	16%	5,179,925	37%
Copper (pounds)	-	-	-	73,422	-100%

Cosalá Operations Production Details
The Cosalá Operations produced 242,916 ounces of silver during the third quarter of 2016 and 449,784 ounces of silver equivalent during the same period at cash costs of $9.84 per silver ounce and all-in sustaining costs of $11.72 per silver ounce. Silver production decreased 1% compared to the second quarter of 2016, while silver equivalent production increased by 8%. Cash costs per silver ounce improved by 11% compared to the third quarter of 2015 while all-in sustaining costs improved 24% year-over-year.

Table 3 Cosalá Operations Highlights
	Q3 2016	Q2 2016	Change	Q3 2015	Change
Processed Ore (tonnes milled)	121,875	120,347	1%	126,913	-4%
Silver Production (ounces)	242,916	244,548	-1%	274,919	-12%
Silver Equivalent Production (ounces)	449,784	415,043	8%	576,141	-22%
Grade (grams per tonne)	75	88	-15%	81	-8%
Cash Costs ($ per ounce silver)	$9.84	$9.22	7%	$11.05	-11%
All-in Sustaining Costs ($ per ounce silver)	$11.72	$11.77	-1%	$15.43	-24%
Zinc (pounds)	2,183,814	2,081,046	5%	2,626,541	-17%
Lead (pounds)	885,560	574,775	54%	1,392,400	-36%
Copper (pounds)	326,639	225,785	45%	473,244	-31%

The Cosalá Operations made progress on several fronts. Cost containment efforts continue to lower costs despite lower silver production than the previous quarter and year. At the Nuestra Señora mine, activities began to slow as preparations were made to transition to other ore sources. Dewatering of El Cajón is well underway with stope development expected to start in the first part of November. Production from El Cajón will supplement Nuestra Señora feed through the first half of 2017. Most importantly for the Company, San Rafael construction began in the third quarter as discussed in the San Rafael Project update section.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward–Looking Information:
This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward– looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416–848–9503